Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **08/09/18**	OFFICIAL USE ONLY

SEC Mail Processing
AUG 10 2018
Washington, DC

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe EDGA Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

18002274

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Anders Franzon (Name) SVP, Deputy General Counsel, Cboe EDGA Exchange, Inc. (Title) (913) 815-7154 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

RECEIVED
2018 AUG 10 PM 5:10
SEC / TM

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 08/09/18 (MM/DD/YY)
Cboe EDGA Exchange, Inc. (Name of Applicant)

By: [signature] (Signature)
Anders Franzon, SVP, Deputy General Counsel (Printed Name and Title)

Subscribed and sworn before me this 9th day of August (Month), 2018 (Year) by [signature] (Notary Public)

My Commission expires 08/04/19 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

NOTARY PUBLIC - - State of Kansas
BIANCA STODDEN
My Appt. Exp. 08/04/19

Cboe

August 9, 2018

SEC Mail Processing

AUG 10 2018

Washington, DC

Via Federal Express

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe EDGA Exchange, Inc.***
Form 1 Amendment

Dear Jeanette:

On behalf of Cboe EDGA Exchange, Inc. (or the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit:

RECEIVED
AUG 10 PM 5:00
SEC / TM

- Exhibit D[1]

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit D currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Anders Franzon
SVP, Deputy General Counsel

Enclosures

[1] There were no substantive changes made to the documents provided in this submission. Per the SEC Staff's request, we are submitting an enlarged version of unconsolidated financials to replace those provided in our 06/28/18 Form 1 submission, as the previously provided unconsolidated financials were not legible.

Exhibit D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

---

1. For the financial statements of Cboe Bats LLC, Bats Global Markets Holdings, Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe Trading, Inc. Direct Edge LLC, Cboe EDGX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe ETF.com, IndexPubs S.A., Omicron Acquisition Corp, Cboe Hong Kong Limited, Cboe Worldwide Holdings Limited, Cboe Europe, Limited, Cboe Chi-X Europe, Ltd., Cboe FX Holdings, LLC, Cboe FX Markets, LLC, Cboe SEF, LLC, Bats Hotspot IB, Cboe FX Services, LLC, Cboe International Holdings Limited, Cboe FX Asia Pte. Ltd., Cboe Global Markets, Inc., Cboe UK Limited, Cboe Building Corporation, Cboe Livevol, LLC Cboe Vest Group, Inc., Cboe Vest, LLC, Cboe Exchange, Inc., Cboe C2 Exchange, Inc., Tradelegs LLC, Cboe Silexx, LLC, Cboe Data Services, LLC[1]

---

[1] There were no substantive changes made to the documents provided in this submission. Per the SEC Staff's request, we are submitting an enlarged version of unconsolidated financials to replace those provided in our 06/28/18 Form 1 submission, as the previously provided unconsolidated financials were not legible.

Cboe Global Markets, Inc.
Consolidating Balance Sheet
Period Ending December 31, 2017
(unaudited)

	Cboe Bats LLC	BATS Global Markets Holdings	Cboe BZX Exchange, Inc	Cboe BYX Exchange, Inc.	Cboe Trading, Inc.	Direct Edge, LLC	Cboe EDGX Exchange, Inc.	Cboe EDGA Exchange, Inc.	Cboe ETF.com, Inc.	Index Pubs	Omicron Acquisition Corp	Cboe Hong Kong Limited	Cboe Worldwide Holdings Ltd
Cash and cash equivalents	33,215,988	-	-	-	11,476,944	-	-	-	-	227,415	-	57,680	100
Financial Investments	46,784,489	-	-	-	493,544	-	-	-	-	-	-	-	-
Accounts receivables, net	109,078,064	-	2,810,316	-	71,774	-	404,441	-	749,798	990	-	-	-
Marketing fee receivable	-	-	-	-	-	-	-	-	-	-	-	-	-
Intercompany receivable	62,165,972	5,626,510	14,919,367	13,635,002	1,895,749	-	19,754,383	2,762,642	369,937	427	(2,289,599)	184,714	(255,820)
Income taxes receivable	-	-	-	-	-	-	-	-	-	-	-	-	-
Other prepaid expenses	(447,096)	-	-	-	-	-	-	-	-	-	-	-	-
Other current assets	4,359,148	-	-	-	6,861	-	-	-	13,262	12,593	-	16,611	-
Total current assets	255,156,565	5,626,510	17,729,683	13,635,002	13,944,872	-	20,158,824	2,762,642	1,132,997	241,424	(2,289,599)	259,005	(255,720)
Investments	673,763,300	664,551,258	-	-	-	(18,808,138)	-	-	-	-	603,767,463	-	703,694,814
Land	-	-	-	-	-	-	-	-	-	-	-	-	-
Property and equipment, net	29,039,882	-	87,933	-	-	-	-	-	12,418	10,065	-	-	-
Goodwill	2,286,745,438	-	-	-	19,628	-	-	-	-	-	105,336,844	-	-
Intangible assets, net	1,465,555,240	-	-	-	-	-	-	-	-	-	-	-	-
Software development work in progress	-	-	-	-	-	-	-	-	-	-	-	-	-
Data processing software and other assets	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred taxes	-	-	-	-	-	-	-	-	-	-	-	-	-
Prepaid assets - long term	-	-	-	-	-	-	-	-	-	-	-	-	-
Other assets	6,135,411	62,690	3,224,729	1,142,196	22,155	-	2,828,362	1,142,196	9,200	2,250	99,997,596	10,226	-
Total assets	4,716,395,836	670,240,457	21,042,344	14,777,199	13,986,654	(18,808,138)	22,987,185	3,904,839	1,154,615	253,739	806,812,304	269,231	703,439,094
Liabilities and Stockholders' Equity													
Current liabilities:													
Accounts payable and accrued liabilities	43,645,040	-	150,342	-	2,769,414	-	-	-	223,071	137,700	-	25,720	-
Marketing fee payable	640,100	-	-	-	-	-	-	-	-	-	-	-	-
Section 31 fees payable	-	-	35,235,353	22,811,704	739,376	-	32,898,056	7,494,361	-	-	-	-	-
Deferred revenue	50,004	-	407,500	327,500	-	-	335,000	302,500	7,083	-	-	-	-
Post retirement benefit obligation	-	-	-	-	-	-	-	-	-	-	-	-	-
Income tax payable	-	-	-	-	-	-	-	-	-	31,637	-	2,033	(325,966)
Current portion of long-term debt	-	-	-	-	-	-	-	-	-	-	-	-	-
Current portion of contingent consideration liability	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred income taxes													
Total current liabilities	44,335,145	-	35,793,195	23,139,204	3,508,791	-	33,233,056	7,796,861	230,154	169,337	-	27,753	(325,966)
Long-term debt, less current portion	-	-	-	-	-	-	-	-	-	-	-	-	99,997,596
Post retirement benefit obligation long term	-	-	-	-	-	-	-	-	-	-	-	-	-
Contingent consideration liability	-	-	-	-	-	-	-	-	-	-	-	-	-
Income tax liability	20,620	228,004	13,841,831	3,625,863	556,030	-	1,879,026	3,605,417	-	-	5,614,370	-	-
Deferred income taxes	380,510,951	(22,528,641)	(2,358,928)	(609,221)	(76,776)	-	(253,616)	(560,583)	(715,927)	-	69,947,134	-	-
Intercompany payable	-	-	-	-	-	-	-	-	-	-	-	-	-
Other non-current liabilities	2,705,243	-	-	-	-	-	-	-	-	-	-	-	-
Redeemable noncontrolling interest	-	-	-	-	-	-	-	-	-	-	-	-	-
Stockholders' equity:													
Common stock, $0.01 par value	968,551	1	1	1	1	-	-	-	-	-	2	-	-
Common stock in treasury	-	-	-	-	-	-	-	-	-	-	-	-	-
Additional paid-in capital	3,988,007,433	798,777,824	(280,538,037)	(90,740,634)	6,968,161	21,014,813	(68,322,382)	(80,993,289)	2,511,641	18,907	637,571,257	199,560	542,260,750
Accumulated other comprehensive (loss) income	54,993,378	54,859,096	-	-	-	-	-	-	-	-	54,859,095	31,993	54,859,095
Retained earnings	244,854,516	(161,095,827)	254,304,283	79,361,986	3,030,448	(39,822,951)	56,451,101	74,056,432	(871,253)	65,495	38,820,446	9,925	6,647,619
Total stockholders' equity	4,288,823,878	692,541,094	(26,233,753)	(11,378,647)	9,998,609	(18,808,138)	(11,871,281)	(6,936,857)	1,640,388	84,402	731,250,800	241,478	603,767,464
Total liabilities and stockholders' equity	4,716,395,836	670,240,457	21,042,344	14,777,199	13,986,654	(18,808,138)	22,987,185	3,904,839	1,154,615	253,739	806,812,304	269,231	703,439,094

-

-

Cboe Global Markets, Inc.
Consolidating Balance Sheet
Period Ending December 31, 2017
(unaudited)

	Cboe Europe, Ltd.	Cboe Chi-X Europe, Ltd.	Cboe FX Holdings, LLC	Cboe FX Markets, LLC	Cboe SEF, LLC	Bats Hotspot IB	Cboe FX Services, LLC	Cboe International Holdings Limited	Cboe FX Europe Limited	Cboe FX Asia Pte LTD	Cboe Global Markets, Inc.	Cboe UK Limited	Cboe Building Corporation
Cash and cash equivalents	38,670,133	356,082	-	2,375,856	1,461,898	-	-	-	5,543,638	35,512	3,743,575	587,891	39,629
Financial Investments	-	-	-	-	-	-	-	-	-	-	-	-	-
Accounts receivables, net	9,708,391	-	-	6,475,347	45	-	-	-	10	-	-	4,949	1,566
Marketing fee receivable	-	-	-	-	-	-	-	-	-	-	-	-	-
Intercompany receivable	(101,135)	200,331	-	5,794,966	(290,454)	-	-	(3,562)	1,432,970	251,589	(715,514,044)	(822,232)	(47,102,128)
Income taxes receivable	-	-	-	-	-	-	-	-	142,400	-	17,061,301	-	-
Other prepaid expenses	23,578	-	-	-	-	-	-	-	194	-	-	-	-
Other current assets	1,157,138	423	-	234,542	-	-	-	-	128,154	15,894	313,609	-	446,844
Total current assets	49,458,104	556,836	-	14,880,711	1,171,489	-	-	(3,562)	7,247,367	302,995	(694,395,559)	(229,392)	(46,614,089)
Investments	10,182,455	-	(40,738,471)	-	-	-	-	7,017,873	-	-	4,307,554,602	-	-
Land	-	-	-	-	-	-	-	-	-	-	-	-	4,914,306
Property and equipment, net	7,603,556	-	-	1,140,232	-	-	-	-	444,357	16,223	-	-	23,519,774
Goodwill	283,526,629	-	-	-	-	-	-	-	-	-	-	-	-
Intangible assets, net	426,944,291	-	-	-	976,543	-	-	-	-	-	-	-	-
Software development work in progress	-	-	-	-	-	-	-	-	-	-	-	-	-
Data processing software and other assets	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred taxes	142	-	-	-	-	-	-	-	-	-	-	-	-
Prepaid assets - long term	812,641	-	-	-	-	-	-	-	-	-	-	-	-
Other assets	254,012	-	-	116,599	-	-	-	-	59,353	20,406	-	-	-
Total assets	778,781,830	556,836	(40,738,471)	16,137,543	2,148,033	-	-	7,014,312	7,751,076	339,624	3,613,159,044	(229,392)	(18,180,009)
Liabilities and Stockholders' Equity													
Current liabilities:													
Accounts payable and accrued liabilities	9,292,330	1,391	-	2,346,395	21,000	-	-	-	991,241	127,035	13,485,391	13,567	2,931,539
Marketing fee payable	-	-	-	-	-	-	-	-	-	-	-	-	-
Section 31 fees payable	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred revenue	88,031	-	-	-	-	-	-	-	-	-	-	-	-
Post retirement benefit obligation	-	-	-	-	-	-	-	-	-	-	-	-	-
Income tax payable	2,948,853	(34,879)	-	-	-	-	-	-	(9)	20,318	-	(13,177)	-
Current portion of long-term debt	-	-	-	-	-	-	-	-	-	-	-	-	-
Current portion of contingent consideration liability	-	-	-	56,552,000	-	-	-	-	-	-	-	-	-
Deferred income taxes													
Total current liabilities	12,329,214	(33,488)	-	58,898,395	21,000	-	-	-	991,231	147,354	13,485,391	390	2,931,539
Long-term debt, less current portion	-	-	-	-	-	-	-	-	-	-	1,237,949,586	-	-
Post retirement benefit obligation long term	-	-	-	-	-	-	-	-	-	-	-	-	-
Contingent consideration liability	-	-	-	-	-	-	-	-	-	-	11,250	-	-
Income tax liability	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred income taxes	72,475,512	-	-	-	-	-	-	-	1,792	16,913	4,608,889	-	(865,143)
Intercompany payable	200,331	-	-	-	-	-	-	-	-	-	-	-	-
Other non-current liabilities	1,045,738	-	-	-	-	-	-	-	-	-	-	-	131,023
Redeemable noncontrolling interest	-	-	-	-	-	-	-	-	-	-	12,600,000	-	-
Stockholders' equity:													
Common stock, $0.01 par value	19	54,594,075	-	-	-	-	-	-	-	-	1,190,445	-	-
Common stock in treasury	-	-	-	-	-	-	-	-	-	-	(558,317,376)	-	-
Additional paid-in capital	630,586,502	(54,088,722)	(56,833,055)	(59,115,670)	3,908,375	-	-	6,569,278	6,423,442	112,097	2,592,213,726	-	-
Accumulated other comprehensive (loss) income	54,836,607	44,966	-	-	-	-	-	(9,504)	7,731	(334)	54,843,292	-	-
Retained earnings	7,307,907	40,006	16,094,584	16,354,818	(1,781,342)	-	-	454,537	326,880	63,594	335,225,651	(229,782)	(20,377,428)
Total stockholders' equity	692,731,035	590,324	(40,738,471)	(42,760,852)	2,127,033	-	-	7,014,312	6,758,053	175,357	2,437,755,738	(229,782)	(20,377,428)
Total liabilities and stockholders' equity	778,781,830	556,836	(40,738,471)	16,137,543	2,148,033	-	-	7,014,312	7,751,076	339,624	3,693,810,855	(229,392)	(18,180,009)

-

Cboe Global Markets, Inc.
Consolidating Balance Sheet
Period Ending December 31, 2017
(unaudited)

	Cboe LiveVol, LLC	Cboe Vest Group, Inc.	Cboe Vest, LLC	Cboe Exchange, Inc.	Cboe C2 Exchange, Inc.	Tradelegs LLC	Cboe Silexx, LLC	Cboe Data Services, LLC	Eliminations	Consolidated
Cash and cash equivalents	2,736,311	4,674,434	11,995,848	19,467,769	3,343,226	-	-	3,489,861	-	143,499,791
Financial investments	-	-	-	-	-	-	-	-	-	47,278,032
Accounts receivables, net	1,451,525	671,071	12,123,761	61,701,451	4,367,805	-	387,371	833,968	-	210,842,643
Marketing fee receivable	-	-	-	7,116,447	-	-	-	-	-	7,116,447
Intercompany receivable	(1,799,509)	-	127,711,181	522,371,290	(6,919,902)	(24,296,300)	(190,098)	20,008,766	(148,490)	(647,476)
Income taxes receivable	-	-	-	-	-	-	-	-	-	17,203,701
Other prepaid expenses	-	-	-	(1)	-	-	-	-	-	(423,325)
Other current assets	245,907	107,149	77,679	3,801,920	475,805	-	5,221	6,650	-	11,425,409
Total current assets	2,634,235	5,452,654	151,908,469	614,458,876	1,266,934	(24,296,300)	202,493	24,339,245	(148,490)	436,295,223
Investments	-	157,889	-	42,794,699	-	24,296,300	-	-	(2,593,838,424)	82,722,142
Land	-	-	-	-	-	-	-	-	-	4,914,306
Property and equipment, net	1,284,774	-	75,050	14,893,680	1,060,565	-	70,000	218	-	79,258,726
Goodwill	6,255,000	18,812,681	-	-	-	-	6,680,000	-	-	2,707,376,220
Intangible assets, net	1,486,925	5,472,619	-	-	-	-	2,126,755	-	-	1,902,562,373
Software development work in progress	406,537.69	-	-	4,481,666.57	-	-	-	-	-	4,888,204.26
Data processing software and other assets	60,924	-	26,513	29,754,745	592,670	-	-	-	-	30,434,852
Deferred taxes	-	-	-	-	-	-	-	-	-	141
Prepaid assets - long term	-	-	-	-	-	-	-	-	-	812,641
Other assets	-	-	-	-	1,000,000	-	-	-	(99,997,596)	16,029,785
Total assets	12,128,397	29,895,843	152,010,032	706,383,666	3,920,168	-	9,079,249	24,339,463	(2,693,984,510)	5,265,294,613
Liabilities and Stockholders' Equity										
Current liabilities:										
Accounts payable and accrued liabilities	1,750,531	308,414	1,823,412	61,963,929	949,200	-	84,719	1,790,758	-	144,832,139
Marketing fee payable	-	-	-	7,810,956	-	-	-	-	-	8,451,057
Section 31 fees payable	-	-	-	5,620,664	821,488	-	-	-	-	105,621,003
Deferred revenue	136,865	-	62,133	12,249,248	1,062,145	-	-	358,081	-	15,386,091
Post retirement benefit obligation	-	-	-	81,928	-	-	-	-	-	81,928
Income tax payable	-	-	-	0	-	-	-	-	-	2,628,810
Current portion of long-term debt	-	-	-	-	-	-	-	-	-	-
Current portion of contingent consideration liability	-	-	-	-	-	-	-	-	-	56,552,000
Deferred income taxes										
Total current liabilities	1,887,396	308,414	1,885,545	87,726,726	2,832,834	-	84,719	2,148,839	-	333,553,028
Long-term debt, less current portion	-	-	-	0	-	-	-	-	(99,997,596)	1,237,949,586
Post retirement benefit obligation long term	-	-	-	1,845,052	-	-	-	-	-	1,845,052
Contingent consideration liability	-	-	-	-	-	-	-	-	-	11,250
Income tax liability	-	-	-	49,421,502	-	-	-	-	-	78,792,663
Deferred income taxes	-	-	-	(8,091,265)	(3,261,065)	-	-	-	-	488,240,026
Intercompany payable	-	-	-	-	-	-	-	-	(200,331)	-
Other non-current liabilities	-	-	-	1,013,803	-	-	-	-	-	4,895,807
Redeemable noncontrolling interest	-	-	-	-	-	-	-	-	-	9,449,997
Stockholders' equity:										
Common stock, $0.01 par value	-	52,635	-	-	-	-	-	-	(54,646,735)	1,243,081
Common stock in treasury	-	-	-	-	-	-	-	-	-	(558,317,376)
Additional paid-in capital	-	35,447,364	-	-	-	-	9,000,000	-	(1,997,738,185)	2,623,661,090
Accumulated other comprehensive (loss) income	-	-	-	(716,416)	-	-	-	-	(218,922,414)	50,682,729
Retained earnings	(94,999)	(5,912,571)	150,118,289	553,024,651	(40,651,600)	-	(5,470)	22,190,624	(1,007,880,713)	993,287,679
Total stockholders' equity	(94,999)	29,587,429	150,118,289	552,308,235	(40,651,600)	-	8,994,530	22,190,624	(3,276,038,045)	3,120,007,200
Total liabilities and stockholders' equity	1,792,397	29,895,843	152,003,834	684,224,054	(41,079,832)	-	9,079,249	24,339,463	(2,693,984,510)	5,265,294,613

Cboe Global Markets, Inc.
Consolidating Income Statement
Three Months Ended December 31, 2017
(unaudited)

	Cboe Bats, LLC	BATS Global Markets Holdings	Cboe BZX Exchange, Inc.	Cboe BYX Exchange, Inc.	Cboe Trading, Inc.	Direct Edge, LLC	Cboe EDGX Exchange, Inc.	Cboe EDGA Exchange, Inc.	Cboe ETF.com, Inc.	Index Pubs	Omicron Acquisition Corp	Cboe Worldwide Holdings Ltd
Transaction fees	-	-	37,675,022	17,096,494	3,837,866	-	25,679,447	(875,689)	-	-	-	-
Access fees	-	-	2,491,367	715,740	-	-	953,489	675,393	-	-	-	-
Exchange services and other fees	-	-	411,755	411,755	-	-	411,755	411,755	-	-	-	-
Market data fees	-	-	3,854,396	2,804,720	-	-	4,419,941	315,524	-	-	-	-
Regulatory fees	-	-	11,503,756	9,287,695	-	-	10,873,995	890,219	-	-	-	-
Other revenue	-	170,738	37,584	41,500	-	-	160,757	91,829	259,572	153,126	-	-
Total revenue	-	170,738	55,973,880	30,357,904	3,837,866	-	42,499,384	1,509,032	259,572	153,126	-	-
Cost of revenue:												
Liquidity payments	-	-	33,789,122	17,041,113	-	-	22,545,137	(1,608,039)	-	-	-	-
Routing and clearing	-	-	-	-	3,251,726	-	-	-	-	-	-	-
Section 31 fees	-	-	11,310,163	9,287,695	-	-	10,729,953	890,219	-	-	-	-
Royalty fees	-	-	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	4,682	-	-	-	(12,596)	-	-	-
Total cost of revenue	-	-	45,099,285	26,328,808	3,256,409	-	33,275,089	(717,819)	(12,596)	-	-	-
Operating expenses:												
Compensation and benefits	5,333	-	1,162,954	925,586	78,554	-	1,228,270	(99,838)	284,848	102,049	-	-
Depreciation and amortization	35,215,718	-	232,013	176,328	-	-	(741,684)	(355,029)	(63,594)	(1,821)	-	-
Technology support services	(560,886)	-	683,100	453,847	242,993	-	659,569	82,731	45,399	-	-	-
Professional fees and outside services	(24,143,367)	-	446,309	333,167	14,595	-	361,463	119,745	187,472	3,180	-	-
Travel and promotional expenses	(715,231)	-	335,763	206,856	50,526	-	362,588	55,555	4,244	(3,492)	-	-
Facilities costs	(177,556)	170,738	151,123	92,926	22,806	-	162,576	15,345	309	2,581	-	-
Acquisition related costs	3,365,064	-	-	-	-	-	-	-	-	-	-	-
Change in contingent consideration	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses	1,441,582	-	(567,881)	(188,012)	(21,039)	168,085	(507,617)	(134,450)	7,657	12,661	40	(39)
Total operating expenses	14,430,657	170,738	2,443,381	2,000,698	388,435	168,085	1,525,166	(315,941)	466,335	115,158	40	(39)
Operating income (loss)	(14,430,657)	-	8,431,214	2,028,398	193,023	(168,085)	7,699,129	2,542,792	(194,167)	37,968	(40)	39
Non-operating (expense) income:												
Interest expense	4,653,647	-	(8,235)	-	(58)	-	-	-	1,813	867	79,265	(79,265)
Loss on extinguishment of debt	13,144,685	-	-	-	-	-	-	-	-	-	-	-
Other income	(13,640)	-	-	-	-	-	-	-	-	(2,633)	4	-
Income (loss) before income tax provision	3,354,034	-	8,422,979	2,028,398	192,964	(168,085)	7,699,129	2,542,792	(192,354)	36,202	79,229	(79,226)
Income tax provision	(218,599,583)	15,299,774	29,010,564	10,044,353	14,607	-	16,382,274	10,352,417	52,615	17,229	(30,906,148)	(207,818)
Equity in earnings	(25,550,505)	6,410,123	-	-	-	(16,492,770)	-	-	-	-	(451,819)	(580,411)
Net income (loss)	196,403,112	(8,889,651)	(20,587,585)	(8,015,955)	178,357	(16,660,855)	(8,683,145)	(7,809,625)	(244,969)	18,973	30,533,558	(451,819)

Cboe Global Markets, Inc.
Consolidating Income Statement
Three Months Ended December 31, 2017
(unaudited)

	Cboe Europe, Ltd.	Cboe Chi-X Europe, Ltd.	Cboe FX Holdings, LLC	Bats Hotspot IB	Cboe SEF LLC	Cboe FX Markets, LLC	Cboe FX Services, LLC	Cboe International Holdings Limited	Cboe FX Europe Limited	Cboe FX Asia Pte. Ltd.	Cboe Hong Kong Limited	Cboe Global Markets, Inc.
Transaction fees	6,810,836	(4,074)	-	-	45	4,639,948	-	-	-	-	-	-
Access fees	685,603	-	-	-	-	250,935	-	-	-	-	-	-
Exchange services and other fees	521,367	-	-	-	-	220,850	-	-	-	-	-	-
Market data fees	1,317,837	-	-	-	-	69,190	-	-	-	-	-	-
Regulatory fees	-	-	-	-	-	-	-	-	-	-	-	-
Other revenue	411,476	-	-	-	-	(2,283)	-	-	1,145,919	238,312	184,764	-
Total revenue	9,747,120	(4,074)	-	-	45	5,178,641	-	-	1,145,919	238,312	184,764	-
Cost of revenue:												
Liquidity payments	2,576,895	-	-	-	-	-	-	-	-	-	-	-
Routing and clearing	0	(6,554)	-	-	-	-	-	-	-	-	-	-
Section 31 fees	-	-	-	-	-	-	-	-	-	-	-	-
Royalty fees	-	-	-	-	-	-	-	-	-	-	-	-
Other	1,492	-	-	-	-	-	-	-	-	-	-	-
Total cost of revenue	2,578,387	(6,554)	-	-	-	-	-	-	-	-	-	-
Operating expenses:												
Compensation and benefits	3,425,779	-	-	-	(165,550)	1,914,476	-	-	799,735	219,852	102,941	3,847,960
Depreciation and amortization	7,676,946	(572,509)	-	-	-	(2,299,563)	-	-	71,072	2,496	-	-
Technology support services	548,978	-	-	-	(46,693)	44,301	-	-	34,566	11,695	6,952	-
Professional fees and outside services	155,396	156	-	-	(12,340)	1,408,998	-	3,540	29,754	(22,674)	6,359	552,926
Travel and promotional expenses	217,687	-	-	-	-	8,473	-	-	27,887	(4,929)	16,423	1,977
Facilities costs	337,083	-	-	-	4,000	117,977	-	-	47,137	7,493	14,199	-
Acquisition related costs	453,523	-	-	-	-	-	-	-	-	-	-	1,129,881
Change in contingent consideration	-	-	-	-	-	(284,544)	-	-	-	-	-	-
Other expenses	86,802	593	-	(85)	2,916	(46,875)	-	-	14,247	1,353	3,965	307,605
Total operating expenses	12,902,195	(571,760)	-	(85)	(217,666)	863,242	-	3,540	1,024,399	215,285	150,839	5,840,349
Operating income (loss)	(5,733,462)	574,240	-	85	217,711	4,315,400	-	(3,540)	121,519	23,028	33,925	(5,840,349)
Non-operating (expense) income:												
Interest expense	8,975	-	-	-	-	-	-	-	-	-	-	(10,407,538)
Loss on extinguishment of debt	-	-	-	-	-	-	-	-	-	-	-	-
Other income	235,744	59	-	-	-	13,504	-	-	(22,551)	(305)	(2,426)	-
Income (loss) before income tax provision	(5,488,742)	574,298	-	85	217,711	4,328,904	-	(3,540)	98,968	22,722	31,500	(16,247,887)
Income tax provision	(4,410,034)	143,870	-	-	-	-	-	-	67,977	12,910	2,033	19,785,084
Equity in earnings	428,639	-	4,546,700	-	-	-	-	60,663	-	-	-	196,114,320
Net income (loss)	(650,069)	430,428	4,546,700	85	217,711	4,328,904	-	57,124	30,991	9,812	29,466	160,081,350

Cboe Global Markets, Inc.
Consolidating Income Statement
Three Months Ended December 31, 2017
(unaudited)

	Cboe UK Limited	Cboe Building Corporation	Cboe LiveVol, LLC	Cboe Vest Group, Inc.	Cboe Vest, LLC	Cboe Exchange, Inc.	Cboe C2 Exchange, Inc.	Cboe Silexx, LLC	Cboe Data Services, LLC	Eliminations	Consolidated
Transaction fees	-	-	-	-	32,359,424	99,838,365	19,388,366	-	-	(1,557,896)	244,888,153
Access fees	-	-	-	-	484,025	10,282,220	752,126	-	-	(47,750)	17,243,147
Exchange services and other fees	-	-	1,347,457	-	2,515,465	7,476,497	879,150	(16,864)	-	(123,009)	14,467,934
Market data fees	-	-	-	-	873,863	3,694,733	586,453	30,356	3,577,579	(29,892)	21,514,703
Regulatory fees	-	-	-	-	-	12,650,893	1,712,718	-	-	(3,300,000)	43,619,277
Other revenue	390,572	120,346	-	240,325	647,168	3,839,314	1,125	357,015	-	(2,456,767)	6,032,391
Total revenue	390,572	120,346	1,347,457	240,325	36,879,946	137,782,022	23,319,938	370,507	3,577,579	(7,515,314)	347,765,606
Cost of revenue:											
Liquidity payments	-	-	-	-	-	-	15,929,460	-	-	(157)	90,273,532
Routing and clearing	-	-	-	-	-	2,418,611	196,896	-	-	(1,557,739)	4,302,941
Section 31 fees	-	-	-	-	-	4,277,724	612,718	-	-	-	37,108,472
Royalty fees	-	-	-	-	1,252,546	19,721,667	293,609	-	1,077,398	-	22,345,220
Other	-	-	-	-	-	-	-	-	-	500	(5,922)
Total cost of revenue	-	-	-	-	1,252,546	26,418,002	17,032,683	-	1,077,398	(1,557,396)	154,024,242
Operating expenses:											
Compensation and benefits	125,260	529,365	1,000,321	340,456	595,658	20,017,124	501,760	140,449	55,248	(28,007)	37,110,583
Depreciation and amortization	-	707,717	156,824	320,840	351,129	7,525,269	590,494	123,245	9	-	49,115,900
Technology support services	-	-	191,547	66,974	359,276	3,601,019	894,614	41,367	-	(115,897)	7,245,453
Professional fees and outside services	33,750	859,973	56,450	152,338	2,204,666	10,797,076	1,864,239	-	11,768	(5,463,662)	(10,038,725)
Travel and promotional expenses	18,058	3,851	161,507	197,992	14,481	3,458,103	14,736	5,294	-	10,000	4,448,349
Facilities costs	612	910,931	(112,167)	21,041	500	399,781	-	2,553	-	(206,738)	1,985,250
Acquisition related costs	-	-	-	-	-	4,074,862	-	-	-	-	9,023,330
Change in contingent consideration	-	-	-	-	-	-	-	-	-	-	(284,544)
Other expenses	1,526	151,548	16,629	18,355	9,805	1,497,254	152	63,069	7,012	(184,644)	2,162,215
Total operating expenses	179,207	3,163,384	1,471,111	1,117,997	3,535,515	51,370,488	3,865,995	375,977	74,038	(5,988,948)	100,767,812
Operating income (loss)	211,365	(3,043,038)	(123,654)	(877,672)	32,091,884	59,993,532	2,421,260	(5,470)	2,426,144	31,029	92,973,552
Non-operating (expense) income:											
Interest expense	-	-	-	(371)	-	39,560	-	-	-	-	(5,711,339)
Loss on extinguishment of debt	-	-	-	-	-	-	-	-	-	-	13,144,685
Other income	-	(167,326)	-	-	10,414	5,651,857	3,297	-	-	-	5,705,996
Income (loss) before income tax provision	211,365	(3,210,365)	(123,654)	(878,043)	32,102,298	65,684,949	2,424,557	(5,470)	2,426,144	31,029	106,112,894
Income tax provision	10,022	(4,833,522)	-	-	-	2,074,846	4,473,905	-	-	-	(151,212,625)
Equity in earnings	-	-	-	-	-	-	-	-	-	(164,215,083)	269,859
Net income (loss)	201,343	1,623,157	(123,654)	(878,043)	32,102,298	63,610,103	(2,049,348)	(5,470)	2,426,144	(164,184,053)	257,595,378

Cboe Global Markets, Inc.
Consolidating Income Statement
Twelve Months Ended December 31, 2017
(unaudited)

	Cboe Bats LLC	BATS Global Markets Holdings	Cboe BZX Exchange, Inc.	Cboe BYX Exchange, Inc.	Cboe Trading, Inc.	Direct Edge, LLC	Cboe EDGX Exchange, Inc.	Cboe EDGA Exchange, Inc.	Cboe ETF.com, Inc.	Index Pubs	Omicron Acquisition Corp
Transaction fees	-	-	436,624,423	122,220,672	37,310,226	-	261,812,076	13,100,363	-	-	-
Access fees	-	-	24,245,908	8,189,051	-	-	10,994,510	8,222,173	-	-	-
Exchange services and other fees	-	-	4,791,206	4,791,206	-	-	4,791,206	4,791,206	-	-	-
Market data fees	-	-	46,166,219	22,072,604	-	-	39,544,037	11,044,255	-	-	-
Regulatory fees	-	-	90,603,128	53,280,618	-	-	81,382,347	20,780,632	-	-	-
Other revenue	-	1,012,579	1,597,445	412,600	-	-	992,082	464,154	2,611,846	863,305	-
Total revenue	-	1,012,579	604,028,329	210,966,751	37,310,226	-	399,516,257	58,402,782	2,611,846	863,305	-
Cost of revenue:											
Liquidity payments	-	-	402,329,711	112,977,032	-	-	244,842,350	1,456,185	-	-	-
Routing and clearing	-	-	-	-	28,655,549	-	-	-	-	-	-
Section 31 fees	-	-	88,831,206	53,280,618	-	-	80,712,122	20,780,632	-	-	-
Royalty fees	-	-	-	-	-	-	-	-	-	-	-
Other	-	-	44,750	-	87,943	-	-	-	204,772	-	-
Total cost of revenue	-	-	491,205,667	166,257,650	28,743,492	-	325,554,472	22,236,817	204,772	-	-
Operating expenses:											
Compensation and benefits	(26,921)	-	15,477,152	6,740,546	649,272	-	15,955,641	2,253,071	1,617,082	678,085	-
Depreciation and amortization	118,567,003	-	3,694,779	1,683,859	-	-	1,465,284	254,964	4,024	10,760	-
Technology support services	(412,350)	-	4,725,057	2,710,964	2,297,780	-	4,567,951	1,149,744	403,294	-	-
Professional fees and outside services	(250,221)	-	4,319,396	2,508,624	113,576	-	3,374,253	1,596,349	1,055,832	33,239	-
Travel and promotional expenses	(1,598,114)	-	1,458,758	789,116	213,654	-	1,524,392	291,155	115,402	5,521	-
Facilities costs	(175,332)	1,012,579	867,622	408,658	124,842	-	902,368	139,287	54,761	37,608	-
Acquisition related costs	23,930,545	-	-	-	-	-	-	-	-	-	-
Change in contingent consideration	-	-	-	-	-	-	-	-	-	-	-
Other expenses	1,649,387	-	(273,151)	131,817	214,127	(25,507)	95,403	(5,037)	32,012	4,989	40
Total operating expenses	141,683,996	1,012,579	30,269,614	14,973,584	3,613,251	(25,507)	27,885,292	5,679,533	3,282,407	770,202	40
Operating income (loss)	(141,683,996)	-	82,553,048	29,735,517	4,953,484	25,507	46,076,494	30,486,432	(875,334)	93,103	(40)
Non-operating (expense) income:											
Interest expense	244,838	-	-	-	3,845	-	6,692	-	1,813	867	1,390,061
Loss on extinguishment of debt	-	-	-	-	-	-	-	-	-	-	-
Other income	(92,023)	-	-	-	284,790	-	-	-	-	(10,003)	0
Income (loss) before income tax provision	(141,531,180)	-	82,553,048	29,735,517	5,242,120	25,507	46,083,185	30,486,432	(873,520)	83,968	1,390,021
Income tax provision	(233,439,890)	13,700,548	34,887,185	12,421,700	2,211,672	-	18,544,303	12,695,777	(2,267)	18,473	(30,782,806)
Equity in earnings	152,945,806	121,291,310	-	-	-	45,329,538	-	-	-	-	6,647,619
Net income (loss)	244,854,516	107,590,762	47,665,863	17,313,817	3,030,448	45,355,044	27,538,882	17,790,655	(871,253)	65,495	38,820,446

Cboe Global Markets, Inc.
Consolidating Income Statement
Twelve Months Ended December 31, 2017
(unaudited)

	Cboe Worldwide Holdings Ltd	Cboe Europe, Ltd.	Cboe Chi-X Europe, Ltd.	Cboe FX Holdings, LLC	Bats Hotspot IB	Cboe SEF LLC	Cboe FX Markets, LLC	Cboe FX Services, LLC	Cboe International Holdings Limited	Cboe FX Europe Limited	Cboe FX Asia Pte. Ltd.
Transaction fees	-	66,028,884	90,880	-	-	45	33,787,423	-	-	-	-
Access fees	-	6,398,883	-	-	-	-	2,538,419	-	-	-	-
Exchange services and other fees	-	4,275,064	-	-	-	-	1,596,727	-	-	-	-
Market data fees	-	9,660,408	-	-	-	-	273,430	-	-	-	-
Regulatory fees	-	-	-	-	-	-	-	-	-	-	-
Other revenue	-	3,174,655	-	-	-	-	4,215	-	-	5,007,496	922,214
Total revenue	-	89,537,895	90,880	-	-	45	38,200,214	-	-	5,007,496	922,214
Cost of revenue:											
Liquidity payments	-	27,704,909	-	-	-	-	-	-	-	-	-
Routing and clearing	-	0	44,850	-	-	-	-	-	-	-	-
Section 31 fees	-	-	-	-	-	-	-	-	-	-	-
Royalty fees	-	-	-	-	-	-	-	-	-	-	-
Other	-	74,834	-	-	-	-	-	-	-	-	-
Total cost of revenue	-	27,779,742	44,850	-	-	-	-	-	-	-	-
Operating expenses:											
Compensation and benefits	-	18,097,701	-	-	-	584,908	11,714,044	-	-	3,035,910	580,430
Depreciation and amortization	-	25,337,297	-	-	-	-	961,074	-	-	693,149	20,209
Technology support services	-	4,064,721	-	-	-	125,734	752,044	-	-	308,633	38,008
Professional fees and outside services	-	1,544,039	1,357	-	2,050	248,693	6,367,356	-	3,540	113,048	128,483
Travel and promotional expenses	-	884,401	-	-	-	-	390,050	-	-	165,428	21,505
Facilities costs	-	1,332,776	-	-	-	40,000	687,071	-	-	200,763	51,551
Acquisition related costs	-	1,599,294	-	-	-	-	-	-	-	-	-
Change in contingent consideration	-	-	-	-	-	-	958,987	-	-	-	-
Other expenses	-	1,103,039	4,847	-	2,850	19,066	149,438	-	-	63,826	5,219
Total operating expenses	-	53,963,268	6,204	-	4,900	1,018,401	21,980,063	-	3,540	4,580,757	845,405
Operating income (loss)	-	7,794,884	39,826	-	(4,900)	(1,018,356)	16,220,151	-	(3,540)	426,739	76,809
Non-operating (expense) income:											
Interest expense	(1,390,061)	17,017	-	-	-	-	-	-	-	-	-
Loss on extinguishment of debt	-	-	-	-	-	-	-	-	-	-	-
Other income	-	668,746	180	-	-	-	134,667	-	-	(22,551)	(305)
Income (loss) before income tax provision	(1,390,061)	8,480,646	40,006	-	(4,900)	(1,018,356)	16,354,818	-	(3,540)	404,188	76,504
Income tax provision	(266,892)	1,172,739	-	-	-	-	-	-	-	77,308	12,910
Equity in earnings	7,770,787	-	-	15,331,598	-	-	-	-	457,161	-	-
Net income (loss)	6,647,619	7,307,907	40,006	15,331,598	(4,900)	(1,018,356)	16,354,818	-	453,621	326,880	63,594

Cboe Global Markets, Inc.
Consolidating Income Statement
Twelve Months Ended December 31, 2017
(unaudited)

	Cboe Hong Kong Limited	Cboe Global Markets, Inc.	Cboe UK Limited	Cboe Building Corporation	Cboe LiveVol, LLC	Cboe Vest Group, Inc.	Cboe Vest, LLC	Cboe Exchange, Inc.	Cboe C2 Exchange, Inc.	Cboe Silexx, LLC	Cboe Data Services, LLC	Eliminations	Consolidated
Transaction fees	-	-	-	-	-	-	131,640,948	394,656,506	73,174,153	-	-	(5,589,534)	1,564,857,065
Access fees	-	-	-	-	-	-	1,833,500	41,953,952	2,889,280	-	-	(485,100)	106,780,575
Exchange services and other fees	-	-	-	-	5,885,181	-	9,519,315	31,359,191	3,625,300	(16,864)	-	(534,098)	74,874,639
Market data fees	-	-	-	-	-	-	3,224,543	15,840,437	2,259,461	30,356	14,596,921	(199,243)	164,513,428
Regulatory fees	-	-	-	-	-	-	-	50,209,166	6,897,590	-	-	(11,700,000)	291,453,481
Other revenue	184,764	-	795,782	440,880	-	691,277	1,394,311	14,895,838	27,333	357,015	-	(9,396,456)	26,453,335
Total revenue	184,764	-	795,782	440,880	5,885,181	691,277	147,612,616	548,915,090	88,873,117	370,507	14,596,921	(27,904,431)	2,228,932,522
Cost of revenue:													
Liquidity payments	-	-	-	-	-	-	-	-	60,309,455	-	-	(1,412)	849,618,230
Routing and clearing	-	-	-	-	-	-	-	13,302,454	742,849	-	-	(5,588,122)	37,157,581
Section 31 fees	-	-	-	-	-	-	-	14,250,415	2,097,590	-	-	-	259,952,582
Royalty fees	-	-	-	-	-	-	5,170,592	75,403,362	1,116,732	-	4,575,831	-	86,266,517
Other	-	-	-	-	-	-	-	-	-	-	-	(5,000)	407,299
Total cost of revenue	-	-	-	-	-	-	5,170,592	102,956,231	64,266,626	-	4,575,831	(5,594,534)	1,233,402,208
Operating expenses:													
Compensation and benefits	104,322	24,745,836	196,718	2,088,978	3,596,025	1,030,903	1,435,245	86,870,782	2,162,063	140,449	305,640	1,284,974	201,318,857
Depreciation and amortization	-	-	-	2,780,753	642,693	1,284,739	1,444,118	30,822,408	2,349,279	123,245	37	-	192,139,673
Technology support services	6,952	-	-	-	957,332	188,972	1,446,041	15,519,781	4,032,383	41,367	-	(811,330)	42,113,078
Professional fees and outside services	6,359	2,143,278	342,461	3,611,901	298,616	584,609	8,239,104	43,588,470	7,361,152	-	56,563	(21,464,252)	65,927,874
Travel and promotional expenses	16,423	118,189	161,336	31,045	502,281	600,170	59,684	11,482,774	41,398	5,294	2,376	(37,614)	17,244,624
Facilities costs	31,480	-	40,623	3,825,319	272,822	75,170	2,000	1,583,305	-	2,553	-	(1,154,579)	10,363,246
Acquisition related costs	-	2,041,588	-	800,000	-	-	-	56,181,692	-	-	-	-	84,553,119
Change in contingent consideration	-	-	-	-	-	-	-	-	-	-	-	-	958,987
Other expenses	3,978	750,100	2,582	504,648	59,257	83,480	45,729	4,727,716	22,273	63,069	26,721	(184,644)	9,277,273
Total operating expenses	169,513	29,798,991	743,721	13,642,644	6,329,026	3,848,043	12,671,922	250,776,927	15,968,548	375,977	391,337	(22,367,446)	623,896,732
Operating income (loss)	15,251	(29,798,991)	52,060	(13,201,764)	(443,845)	(3,156,766)	129,770,102	195,181,931	8,637,943	(5,470)	9,629,753	57,548	371,633,582
Non-operating (expense) income:													
Interest expense	-	(42,184,442)	-	-	-	(4,559)	-	806,782	-	-	-	-	(41,107,148)
Loss on extinguishment of debt	-	-	-	-	-	-	-	-	-	-	-	-	-
Other income	(3,293)	-	-	(167,326)	(391,234)	-	41,262	3,227,162	7,922	-	-	-	3,677,995
Income (loss) before income tax provision	11,958	(71,983,433)	52,060	(13,369,090)	(835,079)	(3,161,325)	129,811,364	199,215,875	8,645,866	(5,470)	9,629,753	57,548	334,204,429
Income tax provision	2,033	19,785,084	10,022	(4,833,522)	-	-	-	83,067,921	4,473,905	-	-	-	(66,243,797)
Equity in earnings	-	244,854,203	-	-	-	-	-	-	-	-	-	(593,522,024)	1,105,998
Net income (loss)	9,925	153,085,686	42,038	(8,535,568)	(835,079)	(3,161,325)	129,811,364	116,147,954	4,171,961	(5,470)	9,629,753	(593,464,475)	401,554,224